EXHIBIT 2.1
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                       BANYAN STRATEGIC REALTY TRUST

                    PLAN OF TERMINATION AND LIQUIDATION


      This Plan of Termination and Liquidation (the "Plan") is for the purpose of effecting the complete termination and liquidation (the "Termination") of Banyan Strategic Realty Trust, a Massachusetts business trust ("Banyan"), pursuant to Article IX, Section 9.1 of Banyan's Third Amended and Restated Declaration of Trust (the "Declaration") in accordance with the following steps:

      1. The Plan shall become effective (the "Effective Date") upon adoption by the board of trustees of Banyan (the "Board"). On the Effective Date, the Board shall cause Banyan to cease conducting business operations, except to the extent necessary to preserve the value of its assets or to wind up its business and affairs, and proceed to completely terminate and liquidate in accordance with the Declaration and the Internal Revenue Code of 1986, as amended (the "Code"). Banyan may continue to operate each of the real properties that it owns or controls, either directly or indirectly, and may take actions consistent with the normal day-to-day operations of those properties until the liquidation is accomplished; provided that Banyan shall not acquire any new properties.

      2. Pursuant to the Plan, the Board shall proceed to wind up Banyan's affairs and all the rights and powers granted the Board under the Declaration shall continue until Banyan is terminated and liquidated in accordance with the Declaration. The Board may delegate its duties hereunder to Banyan's officers who, upon such delegation, are hereby authorized to sell and otherwise to liquidate any and all of Banyan's assets and properties and to pay, discharge or make adequate provision for the payment of all of the known debts, liabilities and obligations of Banyan.

      3. Liquidating distributions may be made to holders of beneficial interest of Banyan ("Shareholders") in accordance with the Declaration in amounts and as determined by the Board, provided that the Board believes that, at the time of any liquidating distribution, any contingency reserve and the remaining assets of Banyan are equal to or exceed Banyan's remaining liabilities (actual and contingent) and expenses. The Board is authorized to determine the amount of any contingency reserve and may, in its sole discretion, increase or decrease the amount of the contingency reserve. The Board is authorized to establish a Liquidating Trust (as defined herein) for the benefit of Shareholders to distribute the remaining proceeds.

      4. Upon the final liquidating distribution as declared by the Board, all shares of beneficial interest issued and outstanding, and all certificates representing such shares shall be deemed cancelled. The Board shall make such provisions as it deems appropriate regarding the cancellations, in connection with the making of distributions hereunder, of certificates representing the shares of beneficial interest outstanding.

      5. The Board is hereby authorized, in its discretion, to elect to terminate Banyan's status as a real estate investment trust.

      6. Banyan's officers are hereby authorized and directed to file such documents as are necessary to effect the Termination under the laws of The Commonwealth of Massachusetts.



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      7.    The Plan shall be implemented under the direction of the Board or the trustees of the Liquidating Trust, as the case may be, who shall have full authority to carry out the provisions of the Plan or such other actions as they deem appropriate. The Board may, in its sole discretion, amend, modify or terminate the Plan at any time.

      8. The Board, and such officers of Banyan or committees of the Board, as the Board may direct, or, as the case may be, the trustees of the Liquidating Trust, are hereby authorized to perform, such acts and take such steps as may be necessary or convenient to carry out this Plan, including, but not limited to, executing and delivering, on behalf of Banyan and in its name, or the names of its wholly-owned or controlled subsidiaries and affiliates, any and all documents and instruments as may be required to collect and distribute the property and assets of Banyan in accordance with the provisions of this Plan, and all such other and further instruments as may be necessary to wind up its affairs in accordance with this Plan. The death, resignation, or other removal of any trustee or officer of Banyan shall not impair the authority of the surviving or remaining trustees or officers (or any persons appointed as substitutes therefor) to exercise any of the powers provided for in this Plan. Upon such death, resignation or other removal, the surviving or remaining trustees shall have the authority to fill the vacancy or vacancies so created, but the failure to fill such vacancy or vacancies shall not impair the authority of the surviving or remaining trustees or officers to exercise any of the powers provided for in this Plan.

      9. At any time, the Board may, if the Board deems such action to be in the best interests of Banyan and the Shareholders, cause the common shares of beneficial interest of Banyan to be delisted from any securities exchange on which they are traded or to no longer be traded or completely prohibit the trading or other transfer of such common shares of beneficial interest if and to the extent permitted by law.

      10. If, in the judgement of the Board, it appears that Banyan will be unable to satisfy its legally enforceable obligations within twenty four
(24) months after the Effective Date, or if, at any time Banyan will no longer qualify as a real estate investment trust, the Board may cause Banyan to create a liquidating trust (the "Liquidating Trust") and to distribute beneficial interests in the Liquidating Trust to the Shareholders as part of the liquidation process. The Liquidating Trust shall be constituted pursuant to a liquidating trust agreement in such form as the Board may approve, it being intended that the transfer and assignment to the Liquidating Trust pursuant hereto and the distribution to Shareholders therein shall constitute a part of the final liquidating distribution by Banyan to the Shareholders in the remaining amount of cash and other property held by or for the account of Banyan. From and after the date of Banyan's transfer of cash and property to the Liquidating Trust, Banyan shall have no interest of any character in and to any such cash and property and all of such cash and property shall thereafter be held by the Liquidating Trust solely for the benefit of the ultimate distribution to the Shareholders, subject to any unsatisfied debts, liabilities and expenses.

      11. Banyan shall reserve sufficient assets or obtain or maintain such insurance as shall be necessary to provide the continued indemnification of the members of the Board, officers and agents of Banyan, and other parties whom Banyan has agreed to indemnify, to the full extent provided by the Declaration, any existing agreement and applicable law. At the discretion of the Board, such insurance may include coverage for periods after the Termination, including periods after the termination of any Liquidating Trust, and may include coverage for trustees, employees and agents of the Liquidating Trust.




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      IN WITNESS WHEREOF, the each of the undersigned has caused this Plan to be executed and adopted as of this 8th day of January, 2001.




_______________________________     _________________________________
Walter E. Auch, Sr.                 Daniel M. Levinson



_______________________________     _________________________________
L.G. Schafran                       Stephen M. Peck